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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              VORNADO REALTY TRUST
                                (Name of Issuer)

         COMMON SHARES OF BENEFICIAL INTEREST, $0.04 PAR VALUE PER SHARE

                         (Title of Class of Securities)

                                    929042109

                                 (CUSIP Number)

                                William G. Farrar
                             Sullivan & Cromwell LLP
                                125 Broad Street
                            New York, New York 10004
                                 (212) 558-4000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 14, 2006


             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ?.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages

SEC 1746 (03-06)

                                  SCHEDULE 13D

--------------------------------              ----------------------------------
  CUSIP NO.  929042109                              PAGE    2   OF   5   PAGES
            --------------------                         ------    -----
--------------------------------              ----------------------------------
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  1    NAME OF REPORTING PERSONS.
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) MICHAEL D. FASCITELLI
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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (A) |_|
       (SEE INSTRUCTIONS)                                                (B) |X|
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  3    SEC USE ONLY

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  4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
               OO
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  5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                                    |_|
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  6    CITIZENSHIP OR PLACE OF ORGANIZATION
               UNITED STATES
--------------------------------------------------------------------------------
    NUMBER OF      7    SOLE VOTING POWER
     SHARES                   5,041,469*
  BENEFICIALLY     -------------------------------------------------------------
    OWNED BY       8    SHARED VOTING POWER
      EACH
    REPORTING      -------------------------------------------------------------
     PERSON        9    SOLE DISPOSITIVE POWER
      WITH                      5,041,469*
--------------------------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
 11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               5,041,469
--------------------------------------------------------------------------------
 12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (SEE INSTRUCTIONS)                                                    |_|
--------------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)**
               3.4%
--------------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
               IN
--------------------------------------------------------------------------------

* Includes 1,546,106 Common Shares of Beneficial Interest, par value $0.04 per share ("Common Shares"), of Vornado Realty Trust (the "Company") held in an irrevocable "rabbi" trust for the benefit of Mr. Fascitelli, all of which have vested and which are to be distributed to Mr. Fascitelli on December 29, 2006. Although these shares have been issued, Mr. Fascitelli does not have the right to vote or dispose of these Common Shares so long as they are held in such trust. If Mr. Fascitelli terminates his employment with the Company at any time, such trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them.

** Based on 142,047,241 Common Shares outstanding as of September 30, 2006 per the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006, 1,338,558 Common Shares issued as a result of Mr. Fascitelli's option exercise on November 14, 2006 and 3,438,428 Common Shares issuable pursuant to currently exercisable options.

         Michael D. Fascitelli hereby amends his Statement on Schedule 13D filed with respect to the Common Shares of Beneficial Interest, par value $0.04 per share ("Common Shares") of Vornado Realty Trust (the "Company"). This Amendment No. 2 to Schedule 13D ("Amendment No. 2") should be read in conjunction with Mr. Fascitelli's Statement on Schedule 13D filed by Mr. Fascitelli on November 8, 2002 (the "Initial Schedule 13D") and Amendment No. 1 to the Initial Schedule 13D, filed by Mr. Fascitelli on December 19, 2003 ("Amendment No. 1" and, together with the Initial Schdule 13D. the "Schedule 13D"). This Amendment No. 2 amends the Initial Schedule 13D and Amendment No. 1 only with respect to the items listed below. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

ITEM 2.  IDENTITY AND BACKGROUND.

         Items 2 (c), (d) and (e) are hereby amended by deleting such sections in their entirety and replacing them with the following:

         (c) Mr. Fascitelli's principal occupation is as President of the Company and a member of its Board of Trustees, as President and as President and a director of Alexander's, Inc. ("Alexander's"). The Company is located at 888 Seventh Avenue, New York, New York, 10019. The Company's and Alexander's principal businesses are leasing, managing and developing real estate.

         (d) - (e) During the last five years, Mr. Fascitelli has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 is amended to add to the end of paragraph 1 thereof the following:

         On December 29, 2006, Mr. Fascitelli will receive a distribution of 1,546,106 Common Chares from an irrevocable "rabbi" trust. On November 14, 2006, Mr. Fascitelli informed the Company that he intends to tender to the Company the appropriate number of these Shares for tax liability purposes and that he will retain the balance of the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Items 5 (a)-(b) and (c) are hereby amended by deleting such sections in their entirety and replacing them with the following:

         (a)-(b) Pursuant to the Employment Agreement, dated as of December 2, 1996 (the "Employment Agreement"), by and between the Company and Mr. Fascitelli, attached as Exhibit 1 to the Initial Schedule 13D, and the Employment Agreement, dated as of March 8, 2002 (the "Amended Employment Agreement"), by and between the Company and Mr. Fascitelli, attached as Exhibit 5 to the Initial Schedule 13D, which amends and restates the Employment Agreement, the Company issued to an irrevocable "rabbi" trust an aggregate of 1,546,106 Common Shares for the benefit of Mr. Fascitelli. So long as such Common Shares are held in such trust for the benefit of Mr. Fascitelli, he is unable to dispose of or vote such Common Shares. If Mr. Fascitelli terminates his employment with the Company at any time, the trust will distribute these shares to Mr. Fascitelli, at which time he will acquire voting and dispositive power over them. These 1,546,106 Common Shares are included in the aggregate amount of 5,041,469 Common Shares beneficially owned by Mr. Fascitelli as set forth on page 2 of this Amendment No. 2. These Common Shares are to be distributed to Mr. Fascitelli on December 29, 2006.

         The Company has also granted periodically to Mr. Fascitelli options to purchase Common Shares as well as restricted Common Shares pursuant to the Company's 1993 Omnibus Share Plan and 2002 Omnibus Share Plan, and may grant in the future options to purchase Common Shares or restricted

Common Shares to Mr. Fascitelli, as compensation for his services as President of the Company. As of the commencement of business on November 14, 2006, Mr. Fascitelli beneficially owned 5,660,242 Common Shares in respect of options to purchase such shares, all but 74,000 of which were then exercisable, and 30,500 restricted Common Shares. In addition, as of the commencement of business on November 14, 2006, Mr. Fascitelli beneficially owned an additional 22,910 Common Shares.

         Based on the foregoing, as of the commencement of business on November 14, 2006, Mr. Fascitelli beneficially owned 7,185,758 Common Shares (including the 1,546,106 Common Shares held in the "rabbi" trust).

         As of November 14, 2006, as a result of the payment of an extraordinary dividend to holders of its Common Shares, the exercise price of the outstanding options on Common Shares granted to Mr. Fascitelli on December 2, 1996 was reduced and the number of options held by Mr. Fascitelli with such exercise price increased from 2,147,814 to 2,167,369.

         On November 14, 2006, Mr. Fascitelli exercised options granted to him on December 2, 1996, as adjusted, in respect of 2,167,369 Common Shares at a price of $23.1070 per share. On the same date Mr. Fascitelli sold an aggregate of 1,335,033 Common Shares pursuant to Rule 144 at a price per share of $118.04 (exclusive of commission) and 828,811 Common Shares were withheld by the Company in satisfaction of withholding tax liability.

         As a result of the foregoing, as of the close of business on November 14, 2006, Mr. Fascitelli beneficially owned 5,041,469 Common Shares comprised of 3,438,428 currently exercisable options in respect of Common Shares, 1,546,106 Common Shares in the "rabbi" trust, 30,500 restricted Common Shares, and 26,435 Common Shares. This represents 3.4% of the outstanding Common Shares based on 146,824,227 Common Shares outstanding. Subject to the restrictions imposed by the agreements entered into by Mr. Fascitelli and/or the Company in connection with Mr. Fascitelli's employment and the Voting Agreement entered into by Mr. Fascitelli in connection with the merger of Charles E. Smith Commercial Realty L.P. with and into the Company on January 1, 2002, Mr. Fascitelli has the sole power to vote or to direct the vote and to dispose of or to direct the disposition of the Common Shares deemed to be beneficially owned by him.

         (c) On November 14, 2006, Mr. Fascitelli exercised options granted to him on December 2, 1996, as adjusted, in respect of 2,167,369 Common Shares at a price of $23.1070 per share. On the same date Mr. Fascitelli sold an aggregate of 1,335,033 Common Shares pursuant to Rule 144 at a price per share of $118.04 (exclusive of commission) and 828,811 Common Shares were withheld by the Company in satisfaction of withholding tax liability.

         Except as set forth above, no other transactions in Common Shares have been engaged in by Mr. Fascitelli in the past 60 days.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  November 16, 2006




                                             By: /s/ Michael D. Fascitelli
                                                 ------------------------------
                                                 Name:    Michael D. Fascitelli
                                                 Title:   President